SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia 30531

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp 401(k) Plan

By: Senior Vice President

By:
Name:	/s/ Karen Ward
Title:	Senior Vice President

Dated: 6-30-06

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005 and the supplemental schedule as of December 31, 2005. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Porter Keadle Moore, LLP
Atlanta, Georgia
May 26, 2006

Habersham Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

Assets:	2005	2004
Cash	$5,037	-
Receivables:
Employer contribution match	-	6,175
Employee contribution deferral	-	11,906
Loan payments	-	614
Rollover contribution	5,734	-
Total receivables	5,734	18,695
Investments at fair value:
Money market accounts	807,808	831,767
Mutual funds	4,766,023	4,602,683
Common stock of Habersham Bancorp	1,091,189	930,036
Participant loans	72,333	70,152
Total investments	6,737,353	6,434,638
Total assets	6,748,124	6,453,333
Liabilities - excess contributions due to participants	821	-
Net assets available for benefits	$6,747,303	6,453,333

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Employer	$151,274
Employee	397,155
Rollover	141,324
Total contributions	689,753
Investment income:
Interest	26,930
Dividends	199,252
Net increase in fair value of investments	112,242
Total investment income	338,424
Total additions	1,028,177
Deductions from net assets attributed to:
Benefit distributions to participants	731,407
Administrative fees	2,800
Total deductions	734,207
Increase in net assets available for benefits	293,970
Net assets available for benefits:
Beginning of year	6,453,333
End of year	$6,747,303

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements

(1)	Description of the Plan
General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”). Full-time employees become eligible to participate after the attainment of 21 years of age. Enrollment in the Plan is available twice annually on January 1 and July 1. Full-time employees are eligible for Company matching contributions immediately. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $14,000 in 2005. Rollover contributions from other qualified plans are permitted. At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 1	0%
1	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions. Forfeitures of $18,667 were used to reduce the Company’s contributions during 2005. Forfeitures of $11,999 were available at December 31, 2005 to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s vested account balance in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their vested account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(1)	Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 8%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company. These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the fair value of the Plan investments. The fair value of plan investments is based on quoted market prices obtained by the Plan administrator.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of Habersham Bancorp stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued
Basis of Accounting
Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncement
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Plan's financial statements upon adoption.

(3)	Investments
The following table represents investments at December 31, 2005 and 2004:

	2005	2004
Money Market accounts:
Money Market Fund	$807,808	831,767
Mutual funds:
AIM Balanced Fund	-	7,835
Alliance Berstein Global	-	87,749
Alliance Bernstein Technical Fund	97,036	-
American Balanced Fund	8,331	-
Blackrock Core Total Return	637,633	656,705
Calamos Growth Fund	106,004	-
Davis New York Venture Fund	137,649	-
Deleware International Value Equity Fund	23,947	-
Federated Government Income	294,374	367,931
Goldman Sachs Growth	462,976	429,349
Investment Company of America	1,117,344	1,097,622
MFS New Discover	-	83,359
Oppenheimer Capital	-	94,580
Salomon Brothers Small Cap	100,707	64,456
Smith Barney Large Cap Growth	977,360	889,229
Smith Barney S&P 500 Index	42,978	38,850
Smith Barney Short-Term	661,967	694,387
Van Kampen Equity and Income	97,717	90,631
	4,766,023	4,602,683
Common Stock:
Habersham Bancorp common stock	1,091,189	930,036
Participant loans	72,333	70,152
Total investments	$6,737,353	6,434,638

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued
During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $112,242 as detailed below:

Net change in investments at fair value as determined by quoted market price:
Mutual Funds	$(48,911)
Common Stock	161,153
Net change in fair value	$112,242

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2005 and/or 2004, are separately identified.

	2005	2004
Money Market Accounts:
Money Market Fund	$807,808	831,767
Mutual Funds:
Blackrock Core Total Return	637,633	656,705
Federated Government Income	294,374	367,931
Goldman Sachs Growth	462,976	429,349
Investment Company of America	1,117,344	1,097,622
Smith Barney Short-Term	661,967	694,387
Smith Barney Large Cap Growth	977,360	889,229
Common Stock - Habersham Bancorp	1,091,189	930,036

(4)	Tax Status
The Plan received a determination letter for the prototype plan upon which it is modeled dated September 18, 2001, which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions
The Plan received cash dividends of $14,700 on its investment in Habersham Bancorp common stock during 2005.

(6)	Reconciliation of Financial Statements to Form 5500
Differences exist between the financial statement amounts and the Form 5500. These differences are due to the excess contributions due to participants being recorded in 2005 for financial statement purposes and in 2006 for the Form 5500. The following is a reconciliation of net assets available for benefits at December 31, 2005, from the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$6,747,303
Excess contributions due to participants	821
Net assets available for benefits per Form 5500	$6,748,124

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(6)	Reconciliation of Financial Statements to Form 5500, continued
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2005:

Increase in net assets available for benefits per the financial statements	$293,970
Excess contributions due to participants	821
Increases in net assets available for benefits per Form 5500	$294,791

Habersham Bancorp 401(k) Plan

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2005
EIN: 58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Money Market Fund	Cash	N/A	$807,808

	Mutual funds:
	Alliance Bernstein Technical Fund	1,622 mutual fund shares	N/A	97,036
	American Balanced Fund	468 mutual fund shares	N/A	8,331
	Blackrock Core Total Return	66,978 mutual fund shares	N/A	637,633
	Calamos Growth Fund	1,925 mutual fund shares	N/A	106,004
	Davis New York Venture Fund	4,085 mutual fund shares	N/A	137,649
	Delaware International Value Equity Fund	1,353 mutual fund shares	N/A	23,947
	Federated Government Income	33,376 mutual fund shares	N/A	294,374
	Goldman Sachs Growth	21,484 mutual fund shares	N/A	462,976
	Investment Company of America	35,630 mutual fund shares	N/A	1,117,344
	Salomon Brothers Small Cap	6,723 mutual fund shares	N/A	100,707
	Smith Barney Large Cap Growth	42,512 mutual fund shares	N/A	977,360
	Smith Barney S&P 500 Index	3,403 mutual fund shares	N/A	42,978
	Smith Barney Short-Term	159,895 mutual fund shares	N/A	661,967
	Van Kampen Equity and Income	11,258 mutual fund shares	N/A	97,717

	Common Stock:
*	Habersham Bancorp common stock	47,546 common stock shares	N/A	1,091,189

	Participant loans	Interest rates ranging from 5% to 8% with maturities through April 2018	-	72,333

* - Habersham Bancorp is a party-in-interest to the Plan.
 N/A - Value is not applicable due to investment being participant directed